[COMPANY LOGO GRAPHIC OMITTED]


                                                 Fresenius Medical Care AG
Investor News                                    Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------

                                                 November 04, 2003



               Fresenius Medical Care AG reports Third Quarter and
                            Nine Months Results 2003


Summary third quarter 2003:

o    Net Revenues                   $ 1,409 million          + 10%

o    Operating income (EBIT)        $   197 million          + 18%

o    Net income                     $    87 million          + 25%

o    Operating Cash Flow            $   203 million          + 34%

o    Free Cash Flow                 $   152 million          + 81%



o    The Company confirms its outlook for 2003



                                                                         1 of 14

Fresenius Medical Care AG, November 04, 2003

         Bad Homburg, Germany - November 04, 2003 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced the results for the third quarter and the first nine months of 2003.


OPERATIONS
----------

Third Quarter 2003:
-------------------

         Fresenius Medical Care AG reports a 25% increase in net income to $ 87 million for the third quarter 2003.

         Total revenue for the third quarter 2003 increased 10% (+7% at constant currency) to $ 1,409 million. Dialysis Care revenue grew by 8% to $ 1,018 million (+7% at constant currency) in the third quarter of 2003.

         Dialysis Product revenues (including internal sales) increased by 14% to $ 510 million (+8% at constant currency) in the same period. The internal sales increased to $ 119 million after $ 103 million in the third quarter of 2002.


         North America:
         --------------
         Revenue rose 3% to $ 978 million, compared to $ 947 million in the same period last year. Dialysis Care revenue in the US increased by 5% to $ 873 million. The average revenue per treatment was at $ 279 in the third quarter of 2003 (Q2 2003: $ 275). North American Dialysis Product revenue, including sales to company-owned clinics, increased 1% to $ 194 million. Product sales to the net available external market grew by 4%.


                                                                         2 of 14

Fresenius Medical Care AG, November 04, 2003

         International:
         --------------
         Revenue was $ 432 million, up 28% (+16% adjusted for currency). Dialysis Care revenue reached $ 146 million in the third quarter 2003, up 35% (+22% currency adjusted). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 24% to $ 317 million (13% currency adjusted).

         Operating Income (EBIT) increased 18% to $ 197 million resulting in an operating margin of 14.0% (Q3 2002: 13.0%). The increase of 100 basis points was mainly due to increased treatments and efficiency improvements in North America but partially offset by pricing pressure in Central Europe. In the second quarter of 2003, the Company achieved an operating margin of 13.5%. The margin in North America and in International increased by 50 basis points compared to the prior quarter.

         Earnings per share (EPS) in the third quarter 2003 rose 25% to $ 0.90 per ordinary share ($ 0.30 per ADS), compared to $ 0.72 ($ 0.24 per ADS) in the third quarter of 2002. The weighted average number of shares outstanding during both the third quarter of 2003 and the third quarter of 2002 was approximately
96.2 million.

         In the third quarter of 2003, the Company generated $ 203 million in cash from operations (14% of net revenues). A total of $ 51 million (net of disposals) was spent for capital expenditures, resulting in Free Cash Flow before acquisitions for the third quarter 2003 of $ 152 million (11% of net revenues), a solid 81% growth compared with third quarter of 2002 with $ 84 million. A total of $ 22 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was $ 130 million. In the third quarter of 2002, Free Cash Flow after acquisitions was $ 51 million.


First Nine Months 2003:
-----------------------
For a complete overview of the first nine months 2003 please refer to the appendix.

         In the first nine months of 2003, net income was $ 237 million, up 14% from the same period in 2002.


                                                                         3 of 14

Fresenius Medical Care AG, November 04, 2003

         In accordance with the new US-GAAP Accounting Standard SFAS 145, the loss from the early redemption of the Trust Preferred Securities in the first quarter of 2002 of $ 12 million after taxes ($ 20 million before taxes) had to be reclassified from extraordinary loss to interest expense and income tax expense. Excluding the redemption loss, net income for the first nine months of 2002 would have been $ 219 million. Net revenue was $ 4,075 million, up 9% from the nine months of 2002. Currency adjusted, net revenue rose 6% from January to September of 2003 compared to 2002. Operating Income (EBIT) increased 8% to $ 550 million resulting in an operating margin of 13.5%. In the nine months of 2003, earnings per ordinary share rose 14% to $ 2.44. Earnings per ordinary ADS for the first nine months of 2003 were $ 0.81.

         Cash from operations during the first nine months of 2003 was up 27% or $ 503 million compared to $ 395 million in the first nine months of 2002. A total of $ 129 million was spent for capital expenditures (net of disposals) resulting in a Free Cash Flow before acquisitions for the first nine months of 2003 of $ 374 million compared to $ 238 million in the first nine months of 2002. Free Cash Flow for the first nine months already exceeded the $ 349 million Free Cash Flow generated in the full year 2002. This exceptional performance is primarily driven by strong improvements in working capital management. Net cash used for acquisitions was $ 79 million. Free Cash Flow after acquisitions increased therefore 78% to $ 295 million.

         As of September 30, 2003, the Company operated a total of 1,540 clinics worldwide (1,100 clinics/+3% in North America and 440 clinics/+16% International). Fresenius Medical Care AG performed approximately 13.2 million treatments, which represents an increase of 9% year over year. North America accounted for 9.2 million treatments (+7%) and the International segment for 4.0 million (+16%). At the end of the third quarter 2003, Fresenius Medical Care served about 117,600 patients worldwide which represents an increase of 7%. North America accounted for ~81,700 patients (+4%) and the International segment for ~35,900 patients (+14%).


                                                                         4 of 14

Fresenius Medical Care AG, November 04, 2003

         OUTLOOK 2003
         ------------

         For the year 2003, the Company reconfirms its outlook and expects mid single digit revenue growth (in constant currency) and net income growth in the high single digit to low double digit range. As mentioned in the first quarter of 2003, the Company expects to achieve net income growth for the full year 2003 near the lower end within the predicted range.

         Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Our results for the third quarter of 2003 improved in all key financial metrics and showed a strong performance of our underlying operations. We achieved another record operating and free cash flow for the third quarter 2003 and we are confident that our global strategy is on the right track. We are well positioned to achieve our full year targets and we can look favourably to the future."




Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,200,000 individuals worldwide. Through its network of approximately 1,540 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 117,600 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

                                      ****


                                                                         5 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Statements of Earnings

                                               Three Months                                    Nine Months
(in US-$ thousands, except                        Ended                                          Ended
share and per share data)                      September 30,                                  September 30,
(unaudited)                                2003            2002          % Change         2003            2002 1)       % Change
-----------------------------------------------------------------                    ---------------------------
Net revenue
Dialysis Care                           1,018,092         941,866             8.1%     2,940,711       2,734,807             7.5%
Dialysis Products                         391,349         343,550            13.9%     1,134,364         991,393            14.4%
                                      -------------------------------------------    -------------------------------------------
Total net revenue                       1,409,441       1,285,416             9.6%     4,075,075       3,726,200             9.4%
=================================================================================    ===========================================

Cost of revenue                           946,005         865,855             9.3%     2,751,937       2,521,881             9.1%
Gross profit                              463,436         419,561            10.5%     1,323,138       1,204,319             9.9%

Selling, general and administrative       253,593         240,987             5.2%       736,133         661,537            11.3%
Research and development                   12,780          12,019             6.3%        37,258          31,912            16.8%
                                      -------------------------------------------    -------------------------------------------
Operating income (EBIT)                   197,063         166,555            18.3%       549,747         510,870             7.6%
=================================================================================    ===========================================

Interest income                            (2,657)         (3,488)         -23.8%         (9,254)         (9,438)          -1.9%
Interest expense                           55,344          55,768           -0.8%        168,668         185,787           -9.2%
Interest expense, net                      52,687          52,280             0.8%       159,414         176,349           -9.6%

Earnings before income taxes
and minority interest                     144,376         114,275            26.3%       390,333         334,521            16.7%

Income tax expense                         56,493          43,473            29.9%       152,059         124,414            22.2%
Minority interest                             563           1,078          -47.8%          1,593           2,699          -41.0%
                                      -------------------------------------------    -------------------------------------------
Net income                                 87,320          69,724            25.2%       236,681         207,408            14.1%
=================================================================================    ===========================================


Operating income (EBIT)                   197,063         166,555            18.3%       549,747         510,870             7.6%
Depreciation and amortization              53,996          54,698           -1.3%        158,983         159,680           -0.4%
                                      -------------------------------------------    -------------------------------------------
EBITDA                                    251,059         221,253            13.5%       708,730         670,550             5.7%
=================================================================================    ===========================================

Earnings per ordinary share           $      0.90     $      0.72            25.3%   $      2.44     $      2.15            14.0%
Earnings per ordinary ADS             $      0.30     $      0.24            25.3%   $      0.81     $      0.72            14.0%

Earnings per preference share         $      0.92     $      0.73            26.1%   $      2.50     $      2.19            14.2%
Earnings per preference ADS           $      0.31     $      0.24            26.1%   $      0.83     $      0.73            14.2%

Average weighted number of shares
Ordinary shares                        70,000,000      70,000,000                     70,000,000      70,000,000
Preference shares                      26,188,575      26,188,575                     26,188,575      26,184,034


Percentages of revenue

Cost of revenue                              67.1%           67.4%                          67.5%           67.7%
Gross profit                                 32.9%           32.6%                          32.5%           32.3%

Selling, general and administrative          18.0%           18.7%                          18.1%           17.8%
Research and development                      0.9%            0.9%                           0.9%            0.9%
                                      ---------------------------                    ---------------------------
Operating income (EBIT)                      14.0%           13.0%                          13.5%           13.7%
=================================================================                    ===========================

Interest expense, net                         3.7%            4.1%                           3.9%            4.7%
Earnings before income taxes
and minoritity interest                      10.2%            8.9%                           9.6%            9.0%
Income tax expense                            4.0%            3.4%                           3.7%            3.3%
Minority interest                             0.0%            0.1%                           0.0%            0.1%
                                      ---------------------------                    ---------------------------
Net income                                    6.2%            5.4%                           5.8%            5.6%
=================================================================                    ===========================

EBITDA                                       17.8%           17.2%                          17.4%           18.0%
=================================================================                    ===========================

1) Loss from early redemption of trust preferred securities reclassified from extraordinary loss into ordinary earnings as a result of adoption of SFAS No. 145 (extraordinary loss of US-$ 19,517, US-$ 11,777 net of taxes)


                                                                         6 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Segment  Information

                                       Three Months                         Nine Months
                                          Ended                                Ended
(in US-$ million)                      September 30,                        September 30,
(unaudited)                         2003         2002     % Change       2003          2002     % Change
------------------------------------------------------------------     ---------------------------------
Net revenue

North America                        978          947          3.2%      2,862        2,768          3.4%
International                        432          338         27.6%      1,213          958         26.6%
                                 ---------------------------------     ---------------------------------
Total net revenue                  1,409        1,285          9.6%      4,075        3,726          9.4%
==================================================================     =================================

Operating income (EBIT)

North America                        137          115         18.3%        387          364          6.6%
International                         67           54         22.7%        181          160         13.4%
Corporate                             (6)          (3)        90.5%        (19)         (13)        51.0%
                                 ---------------------------------     ---------------------------------
Total operating income (EBIT)        197          167         18.3%        550          511          7.6%
==================================================================     =================================

In percentage of revenue

North America                       14.0%        12.2%                    13.5%        13.1%
International                       15.5%        16.1%                    14.9%        16.7%
Total                               14.0%        13.0%                    13.5%        13.7%

                                                                         7 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Other Information

                                                       Three Months           Nine Months
                                                          Ended                 Ended
(in US-$ million)                                      September 30,         September 30,
(unaudited)                                           2003       2002       2003       2002
---------------------------------------------------------------------------------------------
Total bad debt expenses                                   28         27         78         78

Reconciliation of non US-GAAP
financial measures to the most
directly comparable US-GAAP
financial measure

Segment information North America

Net revenue                                              978        947      2,862      2,768
    Costs of revenue and research and development        708        695      2,092      2,031
    Selling, general and administrative                  133        137        382        374
                                                    -------------------   -------------------
Costs of revenue and operating expenses                  841        832      2,474      2,404
                                                    -------------------   -------------------
Operating income (EBIT)                                  137        115        387        364
=======================================================================   ===================


Annualized EBITDA                                      Twelve Months
                                                          Ended
(in US$ million)                                       September 30,
(unaudited)                                           2003       2002
-----------------------------------------------------------------------

    Operating income (EBIT) last twelve months           734        405
    Special charge 2001 for legal matters                           258
    Depreciation and amortization last twelve months     210        240
    Non cash charges                                       8         10
                                                    -------------------
Annualized EBITDA                                        952        913
=======================================================================



Outlook 2003                                      Twelve Months
                                                     Ended
(in US$ million)                                  December 31,
(unaudited)                                           2002
-----------------------------------------------------------------------
    Net income                                           290
 +  Loss from early redemption of
    trust preferred securities                            12
-----------------------------------------------------------------------
 =  Net income prior SFAS 145                            302          Basis for
=============================================================      guidance 2003


Employees (Sep. 30 compared to Dec., 31)
Full-time equivalents                                 40,936     39,264


                                                                         8 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Balance Sheet

                                                                   September 30,   December 31, September 30,
                                                                       2003           2002         2002
(in US-$ million)                                                   (unaudited)                 (unaudited)
-----------------------------------------------------------------------------------------------------------
Assets

Current assets                                                            2,216         1,822         1,795
Intangible assets                                                         3,845         3,743         3,720
Other non-current assets                                                  1,341         1,215         1,151
-----------------------------------------------------------------------------------------------------------
   Total assets                                                           7,402         6,780         6,666
===========================================================================================================

Shareholders` equity and liabilities

Current liabilities                                                       1,551         1,295         2,235
Long-term liabilities                                                     2,832         2,677         1,739
Shareholders` equity                                                      3,019         2,807         2,692
-----------------------------------------------------------------------------------------------------------
   Total Shareholders` equity and liabilities                             7,402         6,780         6,666
===========================================================================================================

                                              Equity/assets ratio:           41%           41%           40%

Debt

Short term borrowings                                                       105           125           122
Short-term borrowings from related parties                                   95             6            35
Current portion of long-term debt and capital lease obligations              57            23           946
Long-term debt and capital lease obligations, less current portion        1,126         1,089           230
Trust Preferred Securities                                                1,199         1,145         1,117
Accounts receivable securitization program                                  180           445           456
-----------------------------------------------------------------------------------------------------------
   Total debt                                                             2,762         2,833         2,906
===========================================================================================================

                                                                         9 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Cash Flow Statement

                                                            Nine Months
                                                              Ended
(in US-$ million)                                          September 30,
(unaudited)                                               2003       2002
------------------------------------------------------------------------------

Operating activities
  Net income                                                 237        207
  Depreciation / amortization                                159        160
  Change in working capital and other non cash items         107         28

Cash flow from operating activities                          503        395
==============================================================================

Investing activities
  Purchases of property, plant and equipment                -141       -186
  Proceeds from sale of property, plant and equipment         12         29
  Capital expenditures, net                                 -129       -157

Free Cash flow                                               374        238
==============================================================================

  Acquisitions, net of cash acquired                         -79        -73

Free Cash flow after investing activities                    295        166
==============================================================================

Financing activities
  Redemption of trust preferred securities                     0       -376
  Redemption of Series D Preferred Stock                      -9          0
  Change in A/ R program                                    -266         15
  Change in intercompany debt                                 89         19
  Change in other debt                                       -15        261
  Dividends paid                                            -108        -77

Cash flow from financing activities                         -308       -157
==============================================================================

Effects of exchange rates on cash                             11          0

Net increase (decrease) in cash                               -3          8
==============================================================================

Cash at beginning of period                                   65         62
Cash at end of period                                         62         70


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Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                                     Three Months            Three Months
                                                                        Ended                   Ended
                                                                     September 30,           September 30,
                                                                         2003                    2002
Revenue
-----------------------------------------------------------------------------------------------------------------------
(in US-$ thousands, except per-treatment revenue)

   North America
    Net revenue                                                          977,710                 947,122
     Growth year-over-year                                                   3.2%                    3.5%

    Dialysis Care                                                        872,582                 834,103
     Growth year-over-year                                                   4.6%                    4.9%

     Per treatment                                                           279                     282
     Sequential growth                                                       1.4%                   -1.0%
     Growth year-over-year                                                  -1.1%                   -1.7%

    Dialysis Products
     incl. internal sales                                                193,580                 191,745
     Growth year-over-year                                                   1.0%                    1.0%

    Dialysis Products
     incl. internal sales                                                193,580                 191,745
       less internal sales                                               -88,452                 -78,727
                                                                     -----------             -----------
     External sales                                                      105,128                 113,018
       less sales to other vertically integrated dialysis companies
          and to leasing company of dialysis machines leased back         -8,405                 -12,176
       less method II and other                                                0                  -8,458
       less adsorber business sales                                       -1,012                       0
                                                                     -----------             -----------
    Dialysis Products to available
     external market                                                      95,711                  92,384
                                                                     ===========             ===========
     Growth year-over-year                                                   3.6%                    4.5%

   International
    Net revenue                                                          431,731                 338,294
     Growth year-over-year                                                  27.6% /  15.7% cc        8.1% /  11.4% cc

    Dialysis Care                                                        145,510                 107,763
     Growth year-over-year                                                  35.0% /  21.8% cc       -3.1% /  17.9% cc

     Per treatment                                                           103  /    93 cc          89
     Sequential growth                                                       3.4%                    5.9%
     Growth year-over-year                                                  16.0% /   4.6% cc      -16.5% /   1.5% cc

    Dialysis Products
     incl. internal sales                                                316,769                 254,690
       less internal sales                                               -30,548                 -24,158
                                                                     -----------             -----------
     External sales                                                      286,221                 230,532
                                                                     ===========             ===========

    Dialysis Products
     incl. internal sales                                                316,769                 254,690
     Growth year-over-year                                                  24.4% /  13.0% cc       14.0% /   9.4% cc
     External sales                                                      286,221                 230,532
     Growth year-over-year                                                  24.2% /  12.9% cc       14.3% /   7.9% cc


   ccat constant exchange rates


                                                                        11 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                          Three Months   Three Months
                                                             Ended          Ended
                                                          September 30,  September 30,
                                                              2003           2002
Dialysis Care Volume
------------------------------------------------------------------------------------------
   North America
    Number of treatments                                    3,134,625      2,957,903
     Treatments per day                                        39,679         37,442
     Per day sequential growth                                    0.5%           1.3%
     Per day year-over-year growth                                6.0%           4.5%
     of which
       - acquisitions                                             0.7%           1.2%
       - same store growth year-over-year                         4.0%           3.5%
       - adjustments for method II to method I transfer,
          closed/sold facilities and other                        1.3%          -0.2%
   International
    Number of treatments                                    1,413,626      1,214,544
     Same store growth
     year-over-year                                               8.1%           9.0%





 Expenses
------------------------------------------------------------------------------------------

   (in US-$)

   North America
    Costs of revenue and operating expenses
     Percent of revenue                                          86.0%          87.8%

    Selling, general and administrative
     Percent of revenue                                          13.6%          14.4%

    Bad debt expenses
     Percent of revenue                                           2.6%           2.6%

    Dialysis Care operating expenses/Treatment                    243            248
     Sequential growth                                            0.7%          -0.3%
     Growth year-over-year                                       -2.1%          -0.3%

   Total Group
    Costs of revenue and operating expenses
     Percent of revenue                                          86.0%          87.0%

    Selling, general and administrative
     Percent of revenue                                          18.0%          18.7%

    Effective tax rate                                           39.1%          38.0%

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Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                          Three Months   Three Months
                                                             Ended          Ended
                                                          September 30,  September 30,
                                                              2003           2002
Cash Flow/Investing Activities
------------------------------------------------------------------------------------------
(in US-$ thousands, except number of de novos)
   Total Group
    Operating Cash Flow                                       202,827        151,383
     Percent of revenue                                          14.4%          11.8%

    Free Cash Flow, before acquisitions                       151,729         83,934
     Percent of revenue                                          10.8%           6.5%

    Acquisitions, net                                          21,576         32,737

    Capital expenditures, net                                  51,098         67,449
       Percent of revenue                                         3.6%           5.2%

     Maintenance                                               17,200         43,241
       Percent of revenue                                         1.2%           3.4%

     Growth                                                    33,898         24,208
       Percent of revenue                                         2.4%           1.9%

     Number of de novos                                            26             23
       North America                                                5             16
       International                                               21              7



Balance Sheet
------------------------------------------------------------------------------------------
   Total Group
    Debt (in US-$ millions)                                     2,762          2,906
    Debt/EBITDA                                                   2.9            3.2
   North America
    Days sales outstanding                                         73             81
     Sequential development                                      -3.9%          -4.7%
     Year-over-year development                                  -9.9%          -9.0%

   International
    Days sales outstanding                                        137            141
     Sequential development                                       0.7%           0.0%
     Year-over-year development                                  -2.8%          -9.6%

                                                                        13 of 14

Fresenius Medical Care AG, November 04, 2003

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                          Three Months    Three Months
                                                             Ended           Ended
                                                          September 30,   September 30,
                                                              2003            2002
Clinical Performance
------------------------------------------------------------------------------------------
    North America
    -------------
     Urea reduction >= 65%                                         89%             85%
     Single Pool Kt/v > 1.2                                        92%             90%
     Hemoglobin >= 11g/dl                                          77%             75%
     Albumin >= 3.5 g/dl                                           81%             80%
     Hospitalization Days (LTM1) all patients                    13.2            13.3

     1) LTM = Last Twelve Months

Demographics
------------------------------------------------------------------------------------------
    North America
    -------------
     Average age (yr)                                              61              61
     Average time on dialysis (yr)                                3.3             3.2
     Average body weight (kg)                                      76              75
     Prevalence of diabetes                                        54%             53%

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Fresenius Medical Care AG, November 04, 2003